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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                       UNDER THE SECURITIES ACT OF 1934

                               ----------------
                             ALEXANDER & ALEXANDER
                                 SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                         SUBSIDIARY CORPORATION, INC.
                         A WHOLLY OWNED SUBSIDIARY OF

                                AON CORPORATION
                                   (BIDDERS)

    COMMON STOCK, $1.00 PAR VALUE                      014476 10 5
   (Title of Class of Securities)               (CUSIP Number of Class of
                                                       Securities)

                              RAYMOND I. SKILLING
                          EXECUTIVE VICE PRESIDENT &
                                 CHIEF COUNSEL
                                AON CORPORATION
                            123 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                (312) 701-3000

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                           ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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                           CALCULATION OF FILING FEE
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
                   TRANSACTION               AMOUNT OF
                    VALUATION*               FILING FEE
---------------------------------------------------------
                 $968,050,790                    $193,610

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*  For the purpose of calculating the fee only, this amount assumes the purchase of 55,317,188 shares of Common Stock of the Subject Company together with associated preferred stock purchase rights at $17.50 per share. Such number of shares includes all outstanding shares as of December 11, 1996, and assumes the exercise of all stock options to purchase shares of Common Stock issued under the 1982 Stock Option Plan, the 1988 Long-Term Incentive Compensation Plan, the 1995 Long-Term Incentive Plan, the Performance Bonus Plan for Executive Officers, the Non-Employee Director Deferred Stock Ownership Plan and the 1995 Employee Discount Stock Purchase Plan and all shares issuable upon conversion of the Class A Common Stock, par value $.00001 per share, the Class C Common Stock, par value $1.00 per share, and the $3.625 Series A Convertible Preferred Stock, par value $1.00 per share, which are outstanding as of such date.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:_______________________________

            Form or Registration No.:_____________________________

            Filing Party:_________________________________________

            Date Filed:___________________________________________
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1.NAME OF REPORTING PERSON
  S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
  AON CORPORATION, TAX ID NO.: 36-3051915

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]
                                                                         (b) [_]

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3. SEC USE ONLY

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4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

  WC; OO

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS
   2(e) OR 2(f).

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6. CITIZENSHIP OR PLACE OF ORGANIZATIONDELAWARE

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7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  14,247,922*

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8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS)                                                             [_]

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9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  25%*

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10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  HC; CO

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* SEE FOOTNOTE ON FOLLOWING PAGE.

                                       2
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1.NAME OF REPORTING PERSON
  S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
  SUBSIDIARY CORPORATION, INC., TAX ID NO.: APPLIED FOR

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]
                                                                         (b) [_]

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3. SEC USE ONLY

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4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

  AF (FROM PARENT)

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(e) OR 2(f).
                                                                             [_]

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6. CITIZENSHIP OR PLACE OF ORGANIZATIONMARYLAND

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7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  14,247,922*

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8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS)                                                             [_]

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9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

  25%*

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10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  CO

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* ON DECEMBER 11, 1996, AON CORPORATION (THE "PARENT") ENTERED INTO A STOCK
  PURCHASE AND SALE AGREEMENT (THE "STOCK PURCHASE AND SALE AGREEMENT") WITH AMERICAN INTERNATIONAL GROUP, INC. ("AIG"). PURSUANT TO THE STOCK PURCHASE AND SALE AGREEMENT, AND SUBJECT TO THE TERMS AND CONDITIONS THEREOF, THE PARENT AGREED TO BUY AND AIG AGREED TO SELL 4,846,232 SHARES OF 8% SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE (THE "SERIES B PREFERRED STOCK"), OF ALEXANDER & ALEXANDER SERVICES INC. (THE "COMPANY") OWNED BY AIG OR ITS SUBSIDIARIES. EACH SHARE OF SERIES B PREFERRED STOCK IS CURRENTLY CONVERTIBLE INTO APPROXIMATELY 2.94 SHARES OF CLASS D COMMON STOCK OF THE COMPANY. SUBJECT TO CERTAIN LIMITATIONS, THE CLASS D COMMON STOCK IS EXCHANGEABLE FOR COMMON STOCK OF THE COMPANY ON A SHARE-FOR-SHARE BASIS.

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

  This Statement relates to a tender offer by Subsidiary Corporation, Inc., a Maryland corporation (the "Offeror") and a wholly owned subsidiary of Aon Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 11, 1987, between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent, as amended (collectively, the "Shares"), at a purchase price of $17.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Alexander & Alexander Services Inc. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $1.00 per share, including associated Rights, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): Neither the Offeror nor the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger;

Plans for the Company") and Section 13 ("The Merger Agreement and the Stock Purchase and Sale Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 13 ("The Merger Agreement and the Stock Purchase and Sale Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated December 16, 1996.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter from Lazard Freres & Co. LLC, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Announcement, dated December 16, 1996.

  (a)(8) Press Release issued by the Parent and the Company on December 11,
1996.

  (a)(9) Press Release issued by the Parent on December 16, 1996.

  (c)(1) Agreement and Plan of Merger, dated as of December 11, 1996, among the Parent, the Offeror and the Company.

  (c)(2) Stock Purchase and Sale Agreement, dated as of December 11, 1996, between American International Group, Inc. and Parent.

  (d) None.

  (e) Not applicable.

  (f) None.

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

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated: December 16, 1996                  Aon Corporation

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                              Name: Raymond I. Skilling
                                              Title: Executive Vice President
                                                     and Chief Counsel

                                          Subsidiary Corporation, Inc.

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                              Name: Raymond I. Skilling
                                              Title: Vice President and
                                                     Secretary

                                       7